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SEC FILE NUMBER
8-66052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SEABURY SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

152 WEST 57TH STREET, 17TH FLOOR - CARNEGIE HALL TOWERS
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICAHEL T MARRONE	646-930-1906	MMARRONE@SEACAPASECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 LENXO RD., SUITE 1500	ATLANTA	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK DOWLING, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SEABURY SECURITIES LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORRAINE ALEJANDRO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6149012
Qualified in Nassau County
Commission Expires 12/16/2026

Signature: [signature]

Title: SENIOR MANAGING DIRECTOR

[signature] Lorraine Alejandro
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SEABURY SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2024

SEABURY SECURITIES LLC

TABLE OF CONTENTS

December 31, 2024

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-5

The accompanying notes are an integral part of this financial statement.



RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Seabury Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Seabury Securities LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

March 31, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

SEABURY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	12,741
Prepaid expenses		12,109
Total Assets	$	24,850

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	2,340
Due to affiliate		3,865
Total Liabilities		6,205
MEMBER'S EQUITY		18,645
Total Liabilities and Member's Equity	$	24,850

The accompanying notes are an integral part of this financial statement.

Note 1 - Business Summary

Seabury Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company organized in December 1996 and became a broker-dealer in February 1997. Ownership of the Company was transferred from its former member to an individual (the "Member") who was previously an indirect owner of the Company on June 3, 2024. As a limited liability company, the Member's liability is limited to its investment.

The Company provides financial advisory and investment banking services to aviation and related industries as well as small and medium-size corporations. Services consist of secured asset-based financings, private and public debt/equity offerings and placements, corporate financings and merger and acquisition advisory services.

Note 2 - Summary of Significant Accounting Policies

Cash

The Company maintains its bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits.

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Income Taxes

The Company is a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the Member. Therefore, no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Accordingly, actual results could differ from the estimates that were assumed in preparing the financial statements.

Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission basic Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $6,536, which was in excess of the required net capital of $5,000 by $1,536. The Company's ratio of aggregate indebtedness to net capital at December 31, 2024 was 0.95 to 1.00.

Note 4 - Related Party Transactions

The Company has an expense sharing agreement with its former member who is majority owned by the Company's Member for personnel, occupancy and certain general and administrative services provided to the Company. The Company's share of expenses is calculated based upon estimated usage. Allocated expenses to the Company under the agreement amounted to approximately $796,566 for the year ended December 31, 2024. The former member forgave approximately $350,209 of expenses allocated to the Company under the expense sharing agreement while the Company was owned by the former member which were recorded as capital contributions by the Company. The former member assigned receivables from the Company to the Company's Member in the aggregate amount of approximately $446,357 arising from expenses allocated to the Company under the expense sharing agreement subsequent to the date of transfer of the Company's ownership that were forgiven by the Member and recorded as capital contributions by the Company. There is no balance due by the Company as of December 31, 2024, arising from this agreement.

Separately, the Company has an affiliate entity who at times pays for and subsequently seeks reimbursement of certain operating expenses paid by the affiliate on behalf of the Company. The balance due to affiliate on the accompanying statement of financial condition arose from such expenses that were paid for by the affiliate that have yet to be reimbursed by the Company.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 5 – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2024.

Note 6 - Subsequent Events

Subsequent events were evaluated through the date the financial statements were issued.

Note 7 – Segment Reporting

The Company has one reportable segment: investment banking. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.